UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

LUCI Smart Wheelchair Connected with Sierra Wireless LPWA Solution Recognized by Time Magazine and Popular Science

LUCI uses the Internet of Medical Things (IoMT) to make a safer, Smart Wheelchair to help users avoid collisions and falls enabled by Sierra Wireless’ module and connectivity services

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 13, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider, today announced that LUCI, a hardware and software platform that uses stereo vision, infrared, ultrasonic, and radar to enable power wheelchairs to ‘see’ their environment, was recently named one of Time Magazine’s best inventions of 2020, as well as one of the greatest innovations of 2020 in the Popular Science Best of What’s New 2020 list.

LUCI uses Sierra Wireless’ Low Power Wide Area (LPWA) solution, including HL7800 modules and Enhanced Carrier Connectivity services, to make power wheelchairs smarter and safer, helping wheelchair users avoid collisions, drop-offs, and falls, and giving them more freedom and independence.

Peter Knapp, COO at LUCI says, “We chose Sierra Wireless because of its unique integrated solution. It allowed us to reduce our development time and simplify the deployment process, so that we could get to market faster. The global coverage that we can provide to our customers ensures they always have the support they need, wherever they go.”

Sierra Wireless Brings to IoMT Solutions Like LUCI Low-Power, National Wireless Connectivity

LUCI is a power wheelchair accessory with sensors that can monitor a wheelchair’s environment, and alert users and others of dangers to the user. It uses a cloud-connected IoMT solution, that can be integrated into two-thirds of the power wheelchairs currently on the market. It also allows users to receive help quickly if they do have an accident, by notifying the user’s emergency contacts. To do this, LUCI needs to extract data from the wheelchair and LUCI’s own sensors, and then securely transmit this data to the cloud. To do all this while not draining the wheelchair’s battery, which is also used to power the wheelchair itself, it must use as little energy as possible.

Sierra Wireless’ HL7800 module, in conjunction with its Enhanced Carrier Connectivity service, meets these needs. The multi-mode LPWA module uses Cat-M and NB-IoT cellular networks to minimize the energy consumed by LUCI when it transmits data from the wheelchair to the cloud. The module’s compact CF3® design also allows the LUCI design team to easily migrate between different connectivity technologies, helping them future-proof their hardware platform.

In addition, Sierra Wireless’ Enhanced Connectivity Services provides LUCI users with broad national wireless coverage. With these services, LUCI can connect to different carriers – AT&T, T-Mobile, Verizon, or Rogers networks in North America -- depending on which carrier provides the best coverage in a particular location. At the same time, Sierra Wireless’ Global Network Operation Center monitors these networks, preventing downtime and helping the LUCI team quickly resolve any connectivity issues.

Jim Ryan, SVP Partnerships, Marketing & IoT Solutions, Sierra Wireless, said: “Sierra Wireless makes it simple to connect any machine, which enables innovators like the team at LUCI to focus on bringing their ideas to life. With Sierra Wireless’ LPWA solution, the LUCI team has a single point of accountability for all their connectivity, along with a unified platform for setting up and managing this connectivity, reducing operational costs.”

Using connectivity solutions and services provided by Sierra Wireless, LUCI provides people living with disabilities with smart wheelchairs they can use to navigate places they previously found difficult, stressful, or dangerous, helping them more fully experience the world. For more information, read the case study, or the blog post.

For more information, visit: https://www.sierrawireless.com/products-and-solutions/connectivity-services/smart-connectivity/ready-to-connect/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About LUCI

Based in Nashville with R&D headquarters in Denver, CO, LUCI is a hardware and software platform founded by Barry and Jered Dean, brothers driven to innovate from personal experience who are committed to creating change for people with disabilities. LUCI is bringing smart driving capabilities to wheelchairs to help avoid collisions, drop-offs and falls, giving users unparalleled stability and security. For more information visit www.luci.com/.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at https://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “CF3” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: January 13, 2021